

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

George J. Guarini
Chief Executive Officer
BayCom Corp
500 Ygnacio Valley Road, Suite 200
Walnut Creek, CA 94596

> **Re: BayCom Corp**
> **Registration Statement on Form S-3**
> **Filed May 4, 2023**
> **File No. 333-271638**

Dear George J. Guarini:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. In light of recent market events and activities within the banking sector, please revise prospectus summary, risk factors, or other sections, where appropriate, to address any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile. For instance, we note that you have a significant volume of uninsured deposits, accounting for 48.7% of your total deposits. Are there any industry concentrations among your non-insured deposits? The revised discussion should indicate the extent to which your Board's Asset and Liability Committee has made adjustments to address recent events that impacted the banking industry, or your market areas.

Risk Factors, page 10

2. We note that you have a large amount of commercial real estate loans. Considering recent concerns about the quality of commercial real estate loans, including even well financed commercial property management firms defaulting on properties with lower occupancy, please tell us how you concluded that your investors do not require a risk factor to discuss the current condition of your portfolio, including any particular concentrations of performing loans on properties that have lower occupancy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or Chris Windsor, Legal Branch Chief, at (202) 551-3419 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Craig M. Scheer, Esq.